Exhibit (a)(12)


                                                  July 15, 1998

 FOR IMMEDIATE RELEASE


                   ALBERTSON'S, INC. EXTENDS TENDER OFFER

      Albertson's, Inc. (NYSE:ABS) announced today that it is extending its tender offer for all outstanding shares of common stock of Buttrey Food and Drug Stores Company (NASDAQ:BTRY) until 12:00 midnight New York City time on September 1, 1998. Albertson's noted that all other terms and conditions of its tender offer, including the purchase price of $15.50 per share, remain unchanged.

      Albertson's stated that its discussions with the Federal Trade Commission (FTC) are continuing, and it is anticipated that outstanding issues will be resolved prior to September 1, 1998. Albertson's expressed continued confidence that its acquisition of Buttrey will be completed.

      Albertson's also reiterated that it has agreed with Buttrey that it will amend its tender offer to accelerate the expiration date of the offer (and the date on which it will purchase tendered shares) to a date that it is not less than ten business days following the date on which all conditions to the offer (including clearance by the FTC) are satisfied, if such change would result in an earlier expiration date. Notice of such amendment will be given promptly by press release.

      Albertson's tender offer was scheduled to expire at 12:00 midnight on July 15, 1998. The depositary for the offer, ChaseMellon Shareholder Services, L.L.C., has advised Albertson's that as of the close of business on Wednesday, July 15, 1998, approximately 8.4 million shares of Buttrey common stock, or approximately 98% of the total number of outstanding shares had been tendered pursuant to Albertson's offer.

      The Information Agent for the offer is Georgeson & Company Inc., and questions about the offer may be addressed to them by calling 212-440-9800 or 800-223-2064.

      Albertson's, Inc. is one of the largest retail food-drug chains in the United States. The Boise, Idaho based company currently operates 915 retail stores in 23 Western, Midwestern and Southern states.

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 CONTACT:
 Albertson's, Inc., Boise, Idaho
 Investor Relations
    A. Craig Olson        208/395-6284
    RenEe Bergquist       208/395-6622
 News Media               208/395-6392
    Mike Read
    Jenny Enochson